UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SIGNING DAY SPORTS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

82670R 107
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 7 pages

CUSIP No.	82670R 107

1.	NAMES OF REPORTING PERSONS The Nelson Revocable Living Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 709,851
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 709,851
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 709,851
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%
12.	TYPE OF REPORTING PERSON OO

Page 3 of 7 pages

CUSIP No.	82670R 107

1.	NAMES OF REPORTING PERSONS Daniel D. Nelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 803,184
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 803,184
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,184
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12.	TYPE OF REPORTING PERSON IN

Page 4 of 7 pages

CUSIP No.	82670R 107

1.	NAMES OF REPORTING PERSONS Jodi B. Nelson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 803,184
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 803,184
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,184
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%(3)
12.	TYPE OF REPORTING PERSON IN

(1)	Based on a total of 13,248,552 shares of common stock of the Issuer outstanding as of December 31, 2023.

Page 5 of 7 pages

CUSIP No.	82670R 107

Item 1.

(a)	Name of Issuer: Signing Day Sports, Inc. (the “Issuer”)

(b)	Address of Issuer’s principal executive offices: 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255

Item 2.

(a)

Name of person filing:

This statement is being jointly filed by The Nelson Revocable Living Trust, an Arizona trust provided for by the Nelson Revocable Living Trust Agreement established on March 9, 1999 and amended and restated on November 21, 2005 (the “Nelson Trust”), Daniel D. Nelson, an individual, and Jobi B. Nelson, an individual (collectively, the “Reporting Persons”).

(b)

Address of the principal business office or, if none, residence:

The business address of the Nelson Trust is 8753 E. Bell Road, Suite 110, Scottsdale, AZ 85260. The business address of Daniel D. Nelson is 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255. The business address of Jodi B. Nelson is 9820 E Thompson Peak Pkwy, Lot 623, Scottsdale, AZ 85255.

(c)	Citizenship: The Nelson Trust is an Arizona trust. Each of Daniel D. Nelson and Jodi B. Nelson is a United States citizen.

(d)	Title of class of securities: Common Stock, $0.0001 par value per share (“common stock”)

(e)	CUSIP No.: 82670R 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 6 of 7 pages

CUSIP No.	82670R 107

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of December 31, 2023, the Reporting Persons beneficially owned the following securities of the Issuer:

The Nelson Trust held and beneficially owned 709,851 shares of common stock.

Daniel D. Nelson, co-trustee of the Nelson Trust, beneficially owned the shares of common stock held by the Nelson Trust and had shared voting and dispositive power over its shares. Mr. Nelson also beneficially owned 5,000 shares of common stock issuable upon the exercise of a stock option, 30,000 shares of common stock issuable upon the exercise of a stock option, and 75,000 shares of common stock issuable upon the exercise of a stock option within 60 days of December 31, 2023.

Jodi B. Nelson, co-trustee of the Nelson Trust, beneficially owned the shares of common stock held by the Nelson Trust and had shared voting and dispositive power over its shares. Ms. Nelson, the spouse of Mr. Nelson, had shared voting and dispositive power over the shares of common stock beneficially owned by Mr. Nelson.

(b)

Percent of class:

Based on a total of 13,248,552 shares of common stock outstanding as of December 31, 2023, the shares of common stock beneficially owned by the Nelson Trust, Daniel D. Nelson, and Jodi B. Nelson represented approximately 5.4%, 6.0%, and 6.0% of the Issuer’s outstanding common stock, respectively.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	0

	(ii)	Shared power to vote or to direct the vote:	Nelson Trust: 709,851 Daniel D. Nelson: 803,184 Jodi B. Nelson: 803,184

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	Nelson Trust: 709,851 Daniel D. Nelson: 803,184 Jodi B. Nelson: 803,184

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 7 of 7 pages

CUSIP No.	82670R 107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

The Nelson Revocable Living Trust

By:	/s/ Daniel D. Nelson
Name:	Daniel D. Nelson
Title:	Trustee

By:	/s/ Jodi B. Nelson
Name:	Jodi B. Nelson
Title:	Trustee

/s/ Daniel D. Nelson
Daniel D. Nelson

/s/ Jodi B. Nelson
Jodi B. Nelson

EXHIBIT INDEX

Exhibit Number	Title
1	Joint Filing Agreement